

SECUR[illegible] [illegible]SION

ANNUAL AUD[illegible] [illegible]ORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-66306

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TORSIELLO SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

623 FIFTH AVENUE, 15TH FLOOR
(No. and Street)

NEW YORK	NEW YORK	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL BROWN (404) 303 - 8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name – *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16TH FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 31 2005
THOMSON FINANCIAL



CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TORSIELLO SECURITIES, INC., as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL AND OPERATIONS PRINCIPAL

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TORSIELLO SECURITIES, INC.

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
NOTES TO FINANCIAL STATEMENTS	6-8
SUPPLEMENTARY INFORMATION	
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9-10
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	11
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5	13-14

Marcum & Kliegman LLP

Certified Public Accountants & Consultants

A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Torsiello Securities, Inc.

We have audited the accompanying statement of financial condition of Torsiello Securities, Inc. (the "Company") (a wholly-owned subsidiary of Torsiello Capital Partners, LLC) as of December 31, 2004 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Torsiello Securities, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

New York, New York
February 16, 2005

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001

Woodbury New York Greenwich Grand Cayman Riverhead

www.mkllp.com

TORSIELLO SECURITIES, INC

STATEMENT OF FINANCIAL CONDITION

December 31, 2004

ASSETS

Cash and cash equivalents	$ 36,763	
Advisory fee receivable - Parent	45,000	
Property and equipment, net	8,844	
Deposit	1,462	
TOTAL ASSETS		$ 92,069

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$ 13,071	
Due to Parent	5,640	
TOTAL LIABILITIES		18,711
COMMITMENT		
STOCKHOLDER'S EQUITY		
Common stock, no par value; 1,500 shares authorized; 120 shares issued and outstanding	30,000	
Additional paid-in capital	44,589	
Accumulated deficit	(1,231)	
TOTAL STOCKHOLDER'S EQUITY		73,358
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 92,069

The accompanying notes are an integral part of these financial statements.

TORSIELLO SECURITIES, INC

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004

REVENUES		
Advisory fee - Parent	$ 45,000	
Interest	34	
TOTAL REVENUES		$ 45,034
EXPENSES		
Employee compensation and benefits	14,719	
Professional fees	6,130	
License fees	4,248	
Occupancy	8,291	
Travel and entertainment	8,233	
Miscellaneous	3,799	
Depreciation	409	
TOTAL EXPENSES		45,829
NET LOSS		$ (795)

The accompanying notes are an integral part of these financial statements.

TORSIELLO SECURITIES, INC

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2004

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
BALANCE - January 1, 2004	100	$ 25,000	$ --	$ (436)	$ 24,564
Proceeds from issuance of common stock	20	5,000	--	--	5,000
Capital contributions by the Parent	--	--	35,336	--	35,336
Contributions of property and equipment by the Parent	--	--	9,253	--	9,253
Net loss	--	--	--	(795)	(795)
BALANCE - December 31, 2004	120	$ 30,000	$ 44,589	$ (1,231)	$ 73,358

The accompanying notes are an integral part of these financial statements.

TORSIELLO SECURITIES, INC

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (795)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	409	
Changes in operating assets and liabilities:		
Advisory fee receivable - Parent	(45,000)	
Deposit	(1,462)	
Accounts payable and accrued expenses	12,489	
TOTAL ADJUSTMENTS		(33,564)
NET CASH USED IN OPERATING ACTIVITIES		(34,359)
CASH FLOWS FROM FINANCING ACTIVITIES		
Advance from Parent	5,640	
Proceeds from issuance of common stock	5,000	
Capital contributions from Parent	35,336	
NET CASH PROVIDED BY FINANCING ACTIVITIES		45,976
NET INCREASE IN CASH AND CASH EQUIVALENTS		11,617
CASH AND CASH EQUIVALENTS – January 1, 2004		25,146
CASH AND CASH EQUIVALENTS – December 31, 2004		$ 36,763
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Non-cash investing and financing activity:		
Contribution of property and equipment from Parent		$ 9,253

The accompanying notes are an integral part of these financial statements.

NOTE 1 - Organization and Nature of Operations

Torsiello Securities, Inc. (the "Company") a wholly owned subsidiary of Torsiello Capital Partners, LLC (the "Parent") was formed on October 13, 2003 and is incorporated under the laws of Delaware. The Company is engaged in the business of a broker and dealer in securities as those terms are defined in the Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company engages in the investment banking business by providing financial advisory services to institutional customers, advising and arranging capital sourcing and mergers and acquisitions. The Company's activities also include the private placement of debt and equity securities on behalf of clients.

NOTE 2 - Summary of Significant Accounting Policies

Cash Equivalents
The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Revenue Recognition
Investment banking and advisory fees arise from securities offerings in which the Company acts as an underwriter or agent, along with fees earned from providing financial advisory services. Investment banking fees are recognized at the time the transaction is consummated. Advisory fees are earned ratably over the terms of the contracts.

Property and Equipment
Property and equipment is stated at cost. Maintenance and repairs are charged to expense as incurred. The cost of major additions and betterments are capitalized. When property and equipment is sold or otherwise disposed of, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is reflected in income. Depreciation is provided for using the straight-line method over the estimated useful lives of the related assets.

Income Taxes
Deferred tax assets and liabilities will be determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the difference are expected to reverse. In addition, the Company will be recognizing deferred tax assets for future tax benefits, such as net operating loss ("NOL") carry forwards, to the extent that realization of such benefits is more likely than not.

NOTE 2 - Summary of Significant Accounting Policies, continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 - Property and Equipment

Property and equipment is comprised of the following at December 31, 2004:

	Amount	Estimated Useful Lives
Computer and office equipment	$9,253	5 years
Less: accumulated depreciation	409	
Property and equipment, net	$8,844	

Depreciation expense for the year ended December 31, 2004 was $409.

NOTE 4 - Stockholder's Equity

During June 2004, the Company issued 20 shares of its no par value stock for $5,000.

During December 2004, the Parent contributed $35,336 of cash and $9,253 of property and equipment.

NOTE 5 - Related Party Transactions

Advisory Fee Receivable and Revenue - Parent

The Company performed financial advisory services on behalf of a client of the Parent during the year. The Company recorded advisory fees receivable and revenue from the Parent of $45,000 as of and for the year ended December 31, 2004.

Due to Parent

During 2004, the Parent provided a non-interest bearing advance of $5,640 which has no specific repayment date.

NOTE 6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company's net capital amounted to $17,757, which was $12,757 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.05 to 1 at December 31, 2004.

Subsequent to the statement of financial condition date, the Company was notified by the NASD that it was in violation of their net capital requirement as of January 31, 2005 as a result of the Company's classification of the advisory fee receivable from the Parent as an allowable asset. The Company became compliant on February 9, 2005 when it collected the $45,000 advisory fee receivable from the Parent.

NOTE 7 - Revenue and Expense Sharing Agreement

On December 10, 2004, the Company entered into an expense and revenue sharing agreement (the "Agreement') with an unrelated party, which commenced on February 1, 2005 and terminates February 16, 2006. The parties to the Agreement will be entitled to 25% finders fees for referring business to each other and each party will be entitled to 50% of the net fees earned for joint executions of client agreements. In addition, the parties will share various expenses as determined in the Agreement.

NOTE 8 - Commitment

Lease Commitment

The Company has a non-cancelable operating lease for office space, which commenced in February 2005 and expires in February 2006. Future minimum annual payments under the lease as of December 31, 2004 are as follows:

For the Year Ending December 31,	Total
2005	$148,500
2006	20,250
Total	$168,750

Rent expense on an additional month-to-month lease was $8,291 for the year ended December 31, 2004.

SCHEDULE I

TORSIELLO SECURITIES, INC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

		December 31, 2004
NET CAPITAL		
Stockholder's equity		$ 73,358
DEDUCTIONS AND CHARGES		
Non-allowable assets:		
Petty cash	$ 295	
Advisory fee receivable - Parent	45,000	
Property and equipment, net	8,844	
Deposit	1,462	
TOTAL DEDUCTIONS AND CHARGES		55,601
NET CAPITAL		$ 17,757
AGGREGATE INDEBTEDNESS (A.I.)		
Accounts payable and accrued expenses	$ 13,071	
Due to Parent	5,640	
TOTAL A. I.		$ 18,711
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 5,000
EXCESS NET CAPITAL		$ 12,757
EXCESS NET CAPITAL AT 1,000% (Net capital - 10% of A.I.)		$ 15,886
RATIO OF A.I. TO NET CAPITAL		1.05 to 1

See independent auditors' report.

TORSIELLO SECURITIES, INC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

		December 31, 2004
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2004)		
NET CAPITAL - As reported in the Company's Part II of the FOCUS report (unaudited)		$ 62,757
AUDIT ADJUSTMENT RELATING TO:		
Advisory fee receivable - Parent erroneously reported as an allowable asset	$ 45,000	
TOTAL ADJUSTMENT		45,000
NET CAPITAL - Per this report		$ 17,757

See independent auditors' report.

TORSIELLO SECURITIES, INC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(ii) of the rule.

See independent auditors' report.

TORSIELLO SECURITIES, INC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2004

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(ii) of the rule.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Torsiello Securities, Inc

In planning and performing our audit of the financial statements and supplementary schedules of Torsiello Securities, Inc (the "Company") (a wholly-owned subsidiary of Torsiello Capital Partners, LLC) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and

655 Third Avenue ◦ 16th Floor • New York, NY 10017 • Tel 212-981-3000 • Fax 212-981-3001

Melville New York Greenwich Grand Cayman Riverhead

www.mkllp.com

that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We have noted the following matter that we consider to be a material weakness in internal controls of the Company.

In the December 2004 and January 2005 FOCUS reports, the Company classified an advisory fee receivable from the Parent as an allowable asset thereby overstating net capital by $45,000, resulting in the Company overstating its net capital in December and falling below its minimum net capital requirement on January 31, 2005. The Company became compliant on February 9, 2005 when it obtained proceeds from the collection of the $45,000 advisory fee receivable from the Parent, which was a nonallowable asset. The Company has taken measures to strengthen the controls and procedures relating to the computation of net capital. No other issues came to our attention during our audit of the financial statements of the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were not adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

New York, New York
February 16, 2005